FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 2006

Commission File Number: 001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “Dealing by Directors Companies Act 1985 Sections 324 / 329 Transaction by Persons Discharging Managerial Responsibilities Disclosure Rules DR 3.1.2R”, dated 1 March 2006.

2.	Press release entitled, “Transaction by Persons Discharging Managerial Responsibilities Disclosure Rules DR 3.1.2R”, dated 6 March 2006.

3.	Press release entitled, “AstraZeneca commences patent infringement litigation against IVAX”, dated 9 March 2006.

4.	Press release entitled, “CRESTOR™ shows regression of coronary artery disease in a major clinical study”, dated 13 March 2006.

5.	Press release entitled, “AstraZeneca Education Seminar on Merck arrangements“, dated 14 March 2006.

6.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 17 March 2006.

7.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 20 March 2006.

8.	Press release entitled, “Notice of Annual General Meeting 2006 and Proposed Board Changes”, dated 20 March 2006.

9.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 24 March 2006.

10.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 27 March 2006.

11.	Press release entitled, “AstraZeneca PLC Annual Information Update”, dated 27 March 2006.

12.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 28 March 2006.

13.	Press release entitled, “Dealing by Directors Companies Act 1985 Sections 324 / 329”, dated 28 March 2006.

14.	Press release entitled, “Dealing by Directors Companies Act 1985 Sections 324 / 329”, dated 28 March 2006.

15.	Press release entitled, “Transaction by Persons Discharging Managerial Responsibilities Disclosure Rules DR 3.1.2R”, dated 28 March 2006.

16.	Press release entitled, “Transaction by Persons Discharging Managerial Responsibilities Disclosure Rules DR 3.1.2R”, dated 28 March 2006.

17.	Press release entitled, “Transaction by Persons Discharging Managerial Responsibilities Disclosure Rules DR 3.1.2R”, dated 28 March 2006.

18.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 29 March 2006.

19.	Press release entitled, “Transaction by Persons Discharging Managerial Responsibilities Disclosure Rules DR 3.1.2R”, dated 29 March 2006.

20.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 30 March 2006.

21.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 31 March 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date:	4 April 2006	By:	/s/ A C N Kemp

			Name:	A C N Kemp
			Title:	Assistant Secretary

Item 1

Dealing by Directors
Companies Act 1985 Sections 324/329

Transaction by Persons Discharging Managerial Responsibilities Disclosure Rules DR 3.1.2R

We hereby inform you that the interest of David R. Brennan, a Director of the Company, in the shares of AstraZeneca PLC has changed as detailed below. Mr Brennan has interests in both the Ordinary Shares and the American Depositary Shares (ADSs) of AstraZeneca PLC. One ADS equals one Ordinary Share.

On 24 February 2006, Mr Brennan received an allocation of 6,352 Ordinary Shares under the previously disclosed arrangements relating to his annual bonus for 2005 whereby he is required to defer a portion of the bonus earned into shares for a period of three years. The shares were allocated at a price of 2639 pence per share. Mr Brennan will become beneficially entitled to these shares on 24 February 2009.

On 24 February 2006, Mr Brennan received a scheduled distribution out of the AstraZeneca US Executive Deferral Plan, a unitised stock fund established in 2000, in which Mr Brennan, in common with other participating US executives, is deemed to have a notional interest in ADSs calculated by reference to the fund value and the closing price of AstraZeneca ADSs. Following this scheduled distribution on 24 February 2006, Mr Brennan had a notional interest in 70,387 ADSs within the AstraZeneca US Executive Deferral Plan by reference to the closing price on 24 February 2006 of US$46.14.

On 27 February 2006, Mr Brennan purchased, on his own account, additional ADSs to be held within the AstraZeneca US Executive Deferral Plan bringing his notional interest in ADSs held within the AstraZeneca US Executive Deferral Plan as at 27 February 2006 to 75,955 ADSs based on that day’s closing price of US$46.58.

In total, Mr Brennan now has an interest in 6,352 Ordinary Shares and 172,088 AstraZeneca ADSs, including the notional interest in ADSs in the AstraZeneca US Executive Deferral Plan referred to above.

G H R Musker
Company Secretary
1 March 2006

Item 2

Transaction by Persons Discharging Managerial Responsibilities Disclosure Rules DR 3.1.2R

We hereby inform you that on 3 March 2006, Tony Bloxham, Executive Vice-President, Human Resources, a person discharging managerial responsibilities, exercised an option over 5,231 AstraZeneca PLC USD0.25 Ordinary Shares at an option price of 1337 pence per share. The option was granted to Mr Bloxham in March 1996 under the Company’s 1994 Executive Share Option Scheme and was due to expire on 29 March 2006 if not exercised before then.

We also inform you that on 3 March 2006, Mr Bloxham sold the 5,231 shares acquired from the exercise at a price of 2649 pence per share.

G H R Musker
Company Secretary
6 March 2006

Item 3

AstraZeneca commences patent infringement litigation against IVAX

AstraZeneca announced today that it has filed a lawsuit in the United States District Court for the District of New Jersey against IVAX Corporation, IVAX Pharmaceuticals, Inc. and Zenith Laboratories, Inc. (collectively “IVAX”), and IVAX’s parent, Teva Pharmaceutical Industries Ltd. and its U.S. subsidiary, Teva Pharmaceuticals USA, for willful infringement of AstraZeneca’s patents protecting NEXIUM® (esomeprazole magnesium).

The lawsuit is in response to an Abbreviated New Drug Application filed by IVAX with the US Food and Drug Administration regarding IVAX’s intent to market a generic version of AstraZeneca’s NEXIUM in the US prior to the expiration of five AstraZeneca Patents: 5,714,504; 5,877,192; 6,369,085; 6,428,810; and 6,875,872. The expiration dates for these patents range from 2014 through to 2019.

AstraZeneca has full confidence in and will continue vigorously to defend and enforce its intellectual property rights protecting NEXIUM.

-Ends-

March 9, 2006

Media Enquiries:
Edel McCaffrey, Tel: +44 (0) 207 304 5034
Steve Brown, Tel: +44 (0) 207 304 5033

Investor Relations:
Mina Blair, Tel: +44 (0) 207 304 5084
Jonathan Hunt, Tel: +44 (0) 207 304 5087
Ed Seage, Tel: +1 302 886 4065
Jorgen Winroth, Tel + 1 212 579 0506

Item 4

     CRESTORTM shows regression of
coronary artery disease in a major clinical study

The landmark ASTEROID study has demonstrated that two years treatment with CRESTORTM (rosuvastatin), 40mg once a day, reversed plaque build-up in the arteries of patients with evidence of coronary artery disease. This is the first time a statin has demonstrated regression of atherosclerosis in a major clinical study. The results of ASTEROID will be presented by Dr Steve Nissen (Chairman of the Department of Cardiovascular Medicine at the Cleveland Clinic) at the 55th Annual Scientific Session of the American College of Cardiology (ACC) in Atlanta at 2:20pm EST today. Further details of the ASTEROID results will be made available following Dr Nissen’s presentation at the ACC.

Atherosclerosis results when a build-up of cholesterol, inflammatory cells and fibrous tissue forms areas in the artery wall called plaques. If these plaques rupture they can block blood flow to critical organs like the heart or the brain, and can lead to heart attack or stroke.

ASTEROID (A Study To Evaluate the Effect of Rosuvastatin On Intravascular Ultrasound-Derived Coronary Atheroma Burden) was a 104-week, open label, single-arm, blinded endpoint study designed to study the effect of CRESTOR 40mg in 507 patients who had undergone coronary angiography and who had evidence of coronary artery disease (CAD). The plaque volume in the target coronary artery was measured at the initial catheterisation and again after two years of treatment. ASTEROID used intravascular ultrasound (IVUS) imaging to measure the effect on the change in plaque volume compared to baseline in the target vessel.

CRESTOR is indicated for the treatment of lipid disorders. CRESTOR is not indicated for atherosclerosis. The 40mg dose is the highest registered dose of CRESTOR. CRESTOR should be used according to the prescribing information, which contains recommendations for initiating and titrating therapy according to the individual patient profile. In most countries the usual recommended starting dose of CRESTOR is 5 or 10mg.

With over 40 million prescriptions written, CRESTOR has been prescribed to more than six million patients and has a safety profile in line with that of other marketed statins.

Intravascular Ultrasound (IVUS) is an invasive method of imaging arteries using high frequency sound waves that are transmitted and received inside the vessel being examined. It enables measurement of the volume of atheroma within the wall of the arteries by combining a series of cross-sectional images of the vessel over a predefined length. IVUS is acknowledged as being among the most rigorously quantitative methodologies for assessing atheroma burden.

ASTEROID is part of AstraZeneca’s GALAXY Programme, designed to address important unanswered questions in statin research and to investigate the impact of CRESTOR on cardiovascular risk reduction and patient outcomes. The GALAXY Program has recruited over 50,000 subjects in more than 50 countries.

13 March 2006

Media Enquiries:
Edel McCaffrey, Tel: +44 (0) 207 304 5034
Steve Brown, Tel: +44 (0) 207 304 5033

Investor Relations:
Mina Blair, Tel: +44 (0) 207 304 5084
Jonathan Hunt, Tel: +44 (0) 207 304 5087
Ed Seage, Tel: +1 302 886 4065
Jorgen Winroth, Tel + 1 212 579 0506

-Ends-

Item 5

AstraZeneca Education Seminar on Merck arrangements

On Tuesday, 14 March 2006 at 13:00GMT (14:00CET, 08:00EST) AstraZeneca will conduct an education seminar on the topic of the Company’s arrangements with Merck. Details for accessing the audio webcast of this seminar are listed below.

The objective for the seminar is to promote an understanding of the broad financial implications that are possible as a result of various termination scenarios provided for in the agreements, with a principal focus on the period beginning in 2008.

The slides to be used in the presentation are now available on the Company’s website, www.astrazeneca.com.

Much of the content in the slides has been excerpted from the AstraZeneca 2005 Annual Report and Form 20-F (pages 52-54, page 97, and pages 116-118).

Commenting on the seminar content, AstraZeneca Chief Financial Officer Jon Symonds said, “While the subject matter can appear complex, the conclusions are relatively straightforward. Based on our current estimates, if Merck exercises the First Option in 2008, the net payment to Merck is unlikely to exceed the minimum value of $3.3 billion. Secondly, the estimated impact on our Profit and Loss account from 2008 onwards will be neutral to slightly positive to earnings on a cash basis (that is excluding amortization of capitalized intangibles associated with the payment to Merck), and slightly negative on an accounting basis (including amortization of the intangible assets). The payment will be made from existing cash resources, with no effect on our shareholder distribution policy.

Audio webcast

There will be an audio webcast with sychronised slides. During the Q&A session you will be able to email questions to Jon Symonds.

Printable .pdf versions (b/w) of the slides are now available to download on the AstraZeneca Investors website (www.astrazeneca.com/node/investor.aspx).

A replay of the webcast will be available for viewing on the AstraZeneca Investors website from 15:30GMT on Tuesday 14 March. The indexed version will be available from 09:00GMT on Wednesday 15 March until 17:00GMT on Tuesday 28 March 2006.

14 March 2006

Media Enquiries:
Edel McCaffrey, Tel: +44 (0) 207 304 5034
Steve Brown, Tel: +44 (0) 207 304 5033

Investor Relations:
Mina Blair, Tel: +44 (0) 207 304 5084
Jonathan Hunt, Tel: +44 (0) 207 304 5087
Ed Seage, Tel: +1 302 886 4065
Jorgen Winroth, Tel + 1 212 579 0506

-Ends-

Item 6

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 16 March 2006, it purchased for cancellation 850,000 ordinary shares of AstraZeneca PLC at a price of 2890 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,576,655,260.

G H R Musker
Company Secretary
17 March 2006

Item 7

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 17 March 2006, it purchased for cancellation 650,000 ordinary shares of AstraZeneca PLC at a price of 2899 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,576,340,217.

G H R Musker
Company Secretary
20 March 2006

Item 8

NOTICE OF ANNUAL GENERAL MEETING 2006
AND PROPOSED BOARD CHANGES

AstraZeneca PLC announced today the publication of its Notice of Annual General Meeting for 2006 with a covering letter from the Chairman of the Board, and a Shareholders’ Circular and Proxy Form.

A copy of the Notice of AGM and Shareholders’ Circular is available on the Company's website www.astrazeneca.com and the documents are being despatched to shareholders from today. The date of the AGM is 27 April 2006.

With effect from the end of the AGM, Dame Bridget Ogilvie will retire from the Board after nine years’ service as a Non-Executive Director.

Professor Dame Nancy Rothwell FRS will be proposed by the Board for election as a new Non-Executive Director at the AGM. Professor Rothwell is currently Vice-President for Research at the University of Manchester. Further biographical details for Professor Rothwell can be found in the Notice of AGM and Shareholders’ Circular.

G H R Musker
Company Secretary
20 March 2006

Item 9

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 23 March 2006, it purchased for cancellation 800,000 ordinary shares of AstraZeneca PLC at a price of 2930 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,576,003,529.

G H R Musker
Company Secretary
24 March 2006

Item 10

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 24 March 2006, it purchased for cancellation 300,000 ordinary shares of AstraZeneca PLC at a price of 2946 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,575,840,890.

G H R Musker
Company Secretary
27 March 2006

Item 11

     ASTRAZENECA PLC ANNUAL INFORMATION UPDATE

As required under the Prospectus (Directive 2003/71/EC) Regulations 2005and paragraph 5.2 of the Prospectus Rules, and following publication of the Annual Report and Form 20-F Information on 28 February 2006, AstraZeneca PLC is presenting its first Annual Information Update in relation to information that has been published or made available to the public between 1 February 2005 and 27 March 2006.

This Annual Information Update is also being made available on the Investors section of our website, www.astrazeneca.com.

The information referred to in this Annual Information Update was correct at the time it was published but may now be out of date.

1.   Announcements made via a RIS

The documents listed below were published via a Regulatory Information Service on or around the dates indicated.

Date	Description of Contents of Announcement
27/03/06	Transaction in Own Shares
24/03/06	Transaction in Own Shares
20/03/06	Notice of AGM
20/03/06	Transaction in Own Shares
17/03/06	Transaction in Own Shares
14/03/06	Seminar on Merck Arrangements
13/03/06	Crestor
09/03/06	Patent Writ
06/03/06	Director/PDMR Shareholding
01/03/06	Director/PDMR Shareholding
28/02/06	Director/PDMR Shareholding
28/02/06	Director/PDMR Shareholding
28/02/06	Annual Report and Accounts
23/02/06	Transaction in Own Shares
22/02/06	Transaction in Own Shares
17/02/06	Transaction in Own Shares
16/02/06	Toprol-XL
14/02/06	Exanta
13/02/06	Transaction in Own Shares
10/02/06	Transaction in Own Shares
09/02/06	Transaction in Own Shares
06/02/06	Transaction in Own Shares
03/02/06	Transaction in Own Shares
02/02/06	Final Results (in 3 parts)
01/02/06	Notice of Results

24/01/06	Director/PDMR Shareholding
18/01/06	Toprol-XL
03/01/06	Seroquel
28/12/05	Collaboration Agreement
23/12/05	KuDOS Pharmaceuticals
22/12/05	Collaboration
20/12/05	Holding(s) in Company
16/12/05	Transaction in Own Shares
15/12/05	Director/PDMR Shareholding
15/12/05	Transaction in Own Shares
14/12/05	Transaction in Own Shares
09/12/05	Transaction in Own Shares
08/12/05	Licensing Agreement
08/12/05	Transaction in Own Shares
07/12/05	Transaction in Own Shares
02/12/05	Director/PDMR Shareholding
02/12/05	Transaction in Own Shares
01/12/05	Transaction in Own Shares
30/11/05	Holding(s) in Company
29/11/05	Transaction in Own Shares
24/11/05	Holding(s) in Company
24/11/05	Transaction in Own Shares
23/11/05	Holding(s) in Company
22/11/05	Nexium
22/11/05	Transaction in Own Shares
21/11/05	Transaction in Own Shares
18/11/05	Transaction in Own Shares
17/11/05	Holding(s) in Company
17/11/05	Transaction in Own Shares
16/11/05	Transaction in Own Shares
15/11/05	Transaction in Own Shares
14/11/05	Transaction in Own Shares
11/11/05	Transaction in Own Shares
10/11/05	Transaction in Own Shares
09/11/05	Seroquel
07/11/05	Transaction in Own Shares
04/11/05	Transaction in Own Shares
03/11/05	Transaction in Own Shares
01/11/05	Holding(s) in Company
31/10/05	Zactima
31/10/05	Transaction in Own Shares
28/10/05	Holding(s) in Company
27/10/05	3rd Quarter Results (in 2 parts)
26/10/05	Notice of Results
21/10/05	Seroquel
18/10/05	Nexium ANDA
03/10/05	Transaction in Own Shares
29/09/05	Transaction in Own Shares
28/09/05	Seroquel ANDA
28/09/05	Transaction in Own Shares

23/09/05	Regulatory Application
22/09/05	Transaction in Own Shares
21/09/05	Transaction in Own Shares
20/09/05	Transaction in Own Shares
16/09/05	Transaction in Own Shares
15/09/05	Transaction in Own Shares
14/09/05	Transaction in Own Shares
13/09/05	Transaction in Own Shares
09/09/05	Transaction in Own Shares
07/09/05	Transaction in Own Shares
05/09/05	Transaction in Own Shares
31/08/05	Transaction in Own Shares
26/08/05	Transaction in Own Shares
25/08/05	Director/PDMR Shareholding
24/08/05	Transaction in Own Shares
23/08/05	Transaction in Own Shares
19/08/05	Transaction in Own Shares
18/08/05	Transaction in Own Shares
17/08/05	Transaction in Own Shares
15/08/05	Transaction in Own Shares
12/08/05	Transaction in Own Shares
11/08/05	Transaction in Own Shares
10/08/05	Transaction in Own Shares
08/08/05	Transaction in Own Shares
04/08/05	Transaction in Own Shares
02/08/05	Holding(s) in Company
28/07/05	Interim Results (in 2 parts)
28/07/05	Directorate Change
27/07/05	Notice of Results
01/07/05	Acquisition
01/07/05	Transaction in Own Shares
30/06/05	Director Shareholding
30/06/05	Transaction in Own Shares
24/06/05	Transaction in Own Shares
21/06/05	Transaction in Own Shares
17/06/05	Transaction in Own Shares
16/06/05	Transaction in Own Shares
15/06/05	Outcome of EC Investigation
10/06/05	Transaction in Own Shares
08/06/05	Transaction in Own Shares
07/06/05	Transaction in Own Shares
06/06/05	Transaction in Own Shares
02/06/05	Transaction in Own Shares
01/06/05	Director Shareholding
01/06/05	Transaction in Own Shares
31/05/05	Transaction in Own Shares
27/05/05	Transaction in Own Shares
25/05/05	Transaction in Own Shares
24/05/05	Transaction in Own Shares
23/05/05	Director Shareholding

20/05/05	Transaction in Own Shares
17/05/05	Transaction in Own Shares
16/05/05	Transaction in Own Shares
11/05/05	Transaction in Own Shares
10/05/05	Transaction in Own Shares
06/05/05	Director Shareholding
06/05/05	AGM Resolutions
06/05/05	Transaction in Own Shares
05/05/05	Director Shareholding
04/05/05	Cerovive
28/04/05	Result of AGM
28/04/05	1 st Quarter Results (in 2 parts)
27/04/05	Notice of Results
07/04/05	Director Shareholding
01/04/05	Nexium
31/03/05	Director Shareholding
29/03/05	Director Shareholding
29/04/05	Director Shareholding
23/03/05	Notice of AGM
21/03/05	Transaction in Own Shares
18/03/05	Transaction in Own Shares
17/03/05	Transaction in Own Shares
15/03/05	Director Shareholding
14/03/05	Directorate Change
14/03/05	Transaction in Own Shares
10/03/05	Transaction in Own Shares
08/03/05	Transaction in Own Shares
03/03/05	Holding(s) in Company
03/03/05	Holding(s) in Company
02/03/05	Transaction in Own Shares`
01/03/05	Director Shareholding
28/02/05	Transaction in Own Shares
25/02/05	Transaction in Own Shares
24/02/05	Transaction in Own Shares
23/02/05	Regulatory Approval
22/02/05	Annual Report and Accounts
21/02/05	Transaction in Own Shares
15/02/05	Transaction in Own Shares
14/02/05	Transaction in Own Shares
11/02/05	Transaction in Own Shares
10/02/05	Transaction in Own Shares
07/02/05	Transaction in Own Shares
04/02/05	Transaction in Own Shares
02/02/05	Transaction in Own Shares

All of the above documents are available for download on the Prices and News section of the London Stock Exchange website, www.londonstockexchange.com.

2.   Documents filed at Companies House

All of the documents below were filed with the Registrar of Companies in England and Wales on or around the dates indicated.

Date	Document type
08/03/06	Form 169 – Return by a Company Purchasing its Own Shares
08/03/06	Form 169 – Return by a Company Purchasing its Own Shares
27/01/06	Form 169 – Return by a Company Purchasing its Own Shares
11/01/06	Form 88(2)R – Return of an Allotment of Shares
11/01/06	Form 88(2)R– Return of an Allotment of Shares
11/01/06	Form 88(2)R– Return of an Allotment of Shares
11/01/06	Form 88(2)R– Return of an Allotment of Shares
11/01/06	Form 88(2)R– Return of an Allotment of Shares
04/01/06	Form 288b – Director Resigned
06/01/06	Form 169 – Return by a Company Purchasing its Own Shares
06/01/06	Form 169 – Return by a Company Purchasing its Own Shares
21/12/05	Form 169 – Return by a Company Purchasing its Own Shares
21/12/05	Form 169 – Return by a Company Purchasing its Own Shares
21/12/06	Form 169 – Return by a Company Purchasing its Own Shares
13/12/06	Form 169 – Return by a Company Purchasing its Own Shares
13/12/06	Form 169 – Return by a Company Purchasing its Own Shares
13/12/06	Form 169 – Return by a Company Purchasing its Own Shares
14/11/05	Interim Accounts made up to 30/09/05
27/10/05	Form 169 – Return by a Company Purchasing its Own Shares
27/10/05	Form 169 – Return by a Company Purchasing its Own Shares
24/10/05	Form 88(2)R – Return of an Allotment of Shares
24/10/05	Form 88(2)R – Return of an Allotment of Shares
24/10/05	Form 88(2)R – Return of an Allotment of Shares
24/10/05	Form 88(2)R – Return of an Allotment of Shares
24/10/05	Form 88(2)R – Return of an Allotment of Shares
24/10/05	Form 88(2)R – Return of an Allotment of Shares
24/10/05	Form 88(2)R – Return of an Allotment of Shares
11/10/05	Form 169 – Return by a Company Purchasing its Own Shares
11/10/05	Form 169 – Return by a Company Purchasing its Own Shares
11/10/05	Form 169 – Return by a Company Purchasing its Own Shares
11/10/05	Form 169 – Return by a Company Purchasing its Own Shares
14/09/05	Form 169 – Return by a Company Purchasing its Own Shares
14/09/05	Form 169 – Return by a Company Purchasing its Own Shares
14/09/05	Form 169 – Return by a Company Purchasing its Own Shares
22/08/05	Interim Accounts made up to 30/06/05
09/08/05	Form 88(2)R – Return of an Allotment of Shares
02/08/05	Form 169 – Return by a Company Purchasing its Own Shares
02/08/05	Form 169 – Return by a Company Purchasing its Own Shares
02/08/05	Form 169 – Return by a Company Purchasing its Own Shares
20/07/05	Form 88(2)R – Return of an Allotment of Shares
20/07/05	Form 88(2)R – Return of an Allotment of Shares
08/07/05	Form 169 – Return by a Company Purchasing its Own Shares
08/07/05	Form 169 – Return by a Company Purchasing its Own Shares
08/07/05	Form 169 – Return by a Company Purchasing its Own Shares

08/07/05	Form 169 – Return by a Company Purchasing its Own Shares
08/07/05	Form 169 – Return by a Company Purchasing its Own Shares
30/06/05	Form 88(2)R – Return of an Allotment of Shares
09/06/05	Form 363s – Return made up to 15/05/05
06/06/05	Form 88(2)R – Return of an Allotment of Shares
06/06/05	Form 88(2)R – Return of an Allotment of Shares
06/06/05	Form 88(2)R – Return of an Allotment of Shares
06/06/05	Form 88(2)R – Return of an Allotment of Shares
06/06/05	Form 88(2)R – Return of an Allotment of Shares
06/06/05	Form 88(2)R – Return of an Allotment of Shares
06/06/05	Form 88(2)R – Return of an Allotment of Shares
06/06/05	Form 88(2)R – Return of an Allotment of Shares
06/06/05	Form 88(2)R – Return of an Allotment of Shares
06/06/05	Form 88(2)R – Return of an Allotment of Shares
06/06/05	Form 88(2)R – Return of an Allotment of Shares
06/06/05	Form 88(2)R – Return of an Allotment of Shares
06/06/05	Form 88(2)R – Return of an Allotment of Shares
01/06/05	Group of Companies’ Accounts made up to 31/12/04
12/05/05	Resolution to disapply pre-emption rights, to give authority to allot shares and to ratify financial assistance for the acquisition of shares
29/04/05	Form 169 – Return by a Company Purchasing its Own Shares
21/04/05	Form 288a – Director Appointed
31/03/05	Form 169 – Return by a Company Purchasing its Own Shares
31/03/05	Form 169 – Return by a Company Purchasing its Own Shares
31/03/05	Form 169 – Return by a Company Purchasing its Own Shares
10/03/05	Form 288a – Director Appointed
02/03/05	Form 169 – Return by a Company Purchasing its Own Shares
02/03/05	Form 169 – Return by a Company Purchasing its Own Shares
01/03/05	Form 169 – Return by a Company Purchasing its Own Shares
01/03/05	Form 169 – Return by a Company Purchasing its Own Shares

All of the documents above are available for download from the Companies House website at www.companieshouse.gov.uk, or can be obtained from Companies House, Crown Way, Maindy, Cardiff, CF14 3UZ.

3.   Documents submitted to the FSA

All the documents below were submitted to the FSA on or around the dates indicated.

Date	Document
16/03/06	Notice of AGM 2006
16/03/06	Annual Report and Form 20-F Information 2005
16/03/06	Annual Review 2005
16/03/06	Summary CR Report 2005
04/05/05	Resolutions after AGM 2005
17/03/05	Notice of AGM 2005
17/03/05	Annual Report and Form 20-F Information 2004
17/03/05	Annual Review 2004
17/03/05	Summary CR Report 2004

Documents submitted to the FSA can be viewed at the Document Viewing Facility situated at The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London, E14 5HS.

The Notices of AGM, Annual Reports and Form 20-F Information, Annual Reviews and Summary CR Reports are also available via the Investors section of our website, www.astrazeneca.com.

4.    Documents lodged with the Securities and Exchange Commission

The documents listed below were filed with the SEC on or around the dates indicated.

Date	Document
23/03/06	Annual Reports
14/03/06	Quarterly Reports
14/03/06	Quarterly Reports
10/03/06	Quarterly Reports
10/02/06	Insider Trading
09/02/06	Quarterly Reports
06/02/06	Quarterly Reports
06/01/06	Quarterly Reports
02/12/05	Quarterly Reports
08/11/05	Quarterly Reports
05/10/05	Quarterly Reports
09/09/05	Quarterly Reports
05/08/05	Quarterly Reports
05/07/05	Quarterly Reports
29/06/05	Annual Reports
06/06/05	Quarterly Reports
10/05/05	Registration Statements
06/05/05	Quarterly Reports
21/03/05	Annual Reports
24/03/05	Quarterly Reports

All of the documents above are available for viewing on the Investor section of our website, www.astrazeneca.com.

5.   Further Information

Further information about AstraZeneca PLC can be found at our website, www.astrazeneca.com.

Item 12

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 27 March 2006, it purchased for cancellation 750,000 ordinary shares of AstraZeneca PLC at a price of 2925 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,575,500,477.

G H R Musker
Company Secretary
28 March 2006

Item 13

Dealing by Directors
Companies Act 1985 Sections 324/329

We hereby inform you that on 24 March 2006 the following Directors of AstraZeneca PLC were granted options under the AstraZeneca Share Option Plan over the Company’s USD0.25 Ordinary Shares.

Name of Director	Number of shares over which option is granted	Exercise price per share	Period when exercisable	Total number of shares under option

D R Brennan	87,731	2975p	24.3.09-23.3.16	See below
J R Symonds	50,862	2975p	24.3.09-23.3.16	363,420
J S Patterson	41,552	2975p	24.3.09-23.3.16	238,187

The options will become exercisable on 24 March 2009 subject to certain performance conditions. The conditions, which will not be subject to any retesting, are that the earnings per share of the Company must increase by the increase in the UK Retail Prices Index plus 5% per annum on average over three years, and that no significant unforeseen event has taken place which, in the reasonable opinion of the Remuneration Committee, has resulted in major reputational damage to AstraZeneca, and the circumstances of which are exceptional enough to justify the option not vesting and becoming exercisable. Failure to satisfy either or both of these conditions will result in the lapse of the option in its entirety.

David R Brennan, a Director of the Company, has previously received grants of options over the Company’s American Depositary Shares (ADSs). One ADS equals one Ordinary Share. Following the grant of options referred to above, David Brennan has options over 87,731 Ordinary Shares and 440,643 ADSs.

G H R Musker
Company Secretary
28 March 2006

Item 14

Dealing by Directors
Companies Act 1985 Sections 324/329

We hereby inform you that on 24 March 2006 the following Directors of AstraZeneca PLC were each granted an award under the terms of the AstraZeneca Performance Share Plan over the Company’s USD0.25 Ordinary Shares.

Name of Director	Target number of shares awarded	Award price per share	Normal vesting date	Total interest in shares after this award	Percentage of shares in issue

D R Brennan	73,109	2975p	24 March 2009	See below	See below
J R Symonds	41,646	2975p	24 March 2009	108,430	0.007%
J S Patterson	32,319	2975p	24 March 2009	81,390	0.005%

The AstraZeneca Performance Share Plan was approved by shareholders at the Company’s AGM in 2005. Awards made under the Plan may not generally vest before the third anniversary of the relevant date of grant nor unless the specified performance target(s) have been met at the end of the three year period which, for this award, is 1 January 2006 to 31 December 2008.

The performance target that applies to this award is the Company’s Total Shareholder Return (“TSR”) compared to the TSR of a selected peer group of 12 other pharmaceutical companies. The actual number of shares to which a participant may become unconditionally entitled will depend on the extent to which the performance target(s) have been met. A summary of the Plan, including a more detailed explanation of the performance target(s), can be found in the AstraZeneca Annual Report and Form 20-F Information 2005 which is available on the Company’s website www.astrazeneca.com.

On 25 March 2005, David R Brennan, a Director of the Company, became unconditionally entitled to a final award of 31,780 American Depositary Shares (ADSs) on the partial vesting of an original target award of 33,104 ADSs, which were awarded to him in March 2003 under the terms of the AstraZeneca US Executive Performance Share Plan. Mr Brennan has ceased to have an interest in the 1,324 ADSs of the original target award that did not vest. The closing price of AstraZeneca ADSs on 24 March 2006 was US$51.73. One ADS equals one Ordinary Share. In total, Mr Brennan now has an interest in 79,461 Ordinary Shares and 170,764 ADSs which together represent approximately 0.016% of the number of shares currently in issue.

G H R Musker
Company Secretary
28 March 2006

Item 15

Transaction by Persons Discharging Managerial Responsibilities Disclosure Rules DR 3.1.2R

We hereby inform you that on 24 March 2006 the following individuals, who are all persons discharging managerial responsibilities, were granted options under the AstraZeneca Share Option Plan over the Company’s USD0.25 Ordinary Shares or, in the case of A Zook, over the Company’s American Depositary Shares (ADSs). One ADS equals one Ordinary Share

Name of individual	Number of shares over which option is granted	Exercise price per share	Period when exercisable

B Angelici	36,048	2975p	24.3.09-23.3.16
A P Bloxham	18,519	2975p	24.3.09-23.3.16
J Lundberg	23,068	2975p	24.3.09-23.3.16
M Nicklasson	23,092	2975p	24.3.09-23.3.16
B J Thorpe	18,496	2975p	24.3.09-23.3.16
A Zook	51,676	US$51.73	24.3.09-23.3.16

The options will become exercisable on 24 March 2009 subject to certain performance conditions. The conditions, which will not be subject to any retesting, are that the earnings per share of the Company must increase by the increase in the UK Retail Prices Index plus 5% per annum on average over three years, and that no significant unforeseen event has taken place which, in the reasonable opinion of the Remuneration Committee, has resulted in major reputational damage to AstraZeneca, and the circumstances of which are exceptional enough to justify the option not vesting and becoming exercisable. Failure to satisfy either or both of these conditions will result in the lapse of the option in its entirety.

G H R Musker
Company Secretary
28 March 2006

Item 16

Transaction by Persons Discharging Managerial Responsibilities
Disclosure Rules DR 3.1.2R

We hereby inform you that on 27 March 2006, Anthony Zook, Executive Vice-President, North America, a person discharging managerial responsibilities, exercised an option over 30,990 AstraZeneca PLC American Depositary Shares (ADSs) at an option price of $35.16 per ADS. One ADS equals one Ordinary Share.

We also inform you that on 27 March 2006, Mr Zook sold 24,790 of the ADSs acquired from the exercise at an average price of $50.39 per ADS. The sale was effected to cover the cost of exercising the option and to meet certain immediate tax liabilities. Mr Zook has retained the remaining 6,200 ADSs.

G H R Musker
Company Secretary
28 March 2006

Item 17

Transaction by Persons Discharging Managerial Responsibilities
Disclosure Rules DR 3.1.2R

We hereby inform you that on 24 March 2006, the following individuals, who are all persons discharging managerial responsibilities, were each granted an award under the terms of the AstraZeneca Performance Share Plan over the Company’s USD0.25 Ordinary Shares or, in the case of A Zook, over the Company’s American Depositary Shares (ADSs). One ADS equals one Ordinary Share

Name of individual	Target number of shares awarded	Award price per share	Normal vesting date

B Angelici	26,781	2975p	24 March 2009
A P Bloxham	13,847	2975p	24 March 2009
J Lundberg	18,475	2975p	24 March 2009
M Nicklasson	18,473	2975p	24 March 2009
B J Thorpe	13,834	2975p	24 March 2009
A Zook	37,624	US$51.73	24 March 2009

The AstraZeneca Performance Share Plan was approved by shareholders at the Company’s AGM in 2005. Awards made under the Plan may not generally vest before the third anniversary of the relevant date of grant nor unless the specified performance target(s) have been met at the end of the three year period which, for this award, is 1 January 2006 to 31 December 2008.

The performance target that applies to this award is the Company’s Total Shareholder Return (“TSR”) compared to the TSR of a selected peer group of 12 other pharmaceutical companies. The actual number of shares to which a participant may become unconditionally entitled will depend on the extent to which the performance target(s) have been met. A summary of the Plan, including a more detailed explanation of the performance target(s), can be found in the AstraZeneca Annual Report and Form 20-F Information 2005 which is available on the Company’s website www.astrazeneca.com.

On 25 March 2005, Anthony Zook, Executive Vice-President, North America, became unconditionally entitled to a final award of 11,494 American Depositary Shares (ADSs) on the partial vesting of an original target award of 11,973 ADSs, which were awarded to him in March 2003 under the terms of the AstraZeneca US Executive Performance Share Plan. Mr Zook has ceased to have an interest in the 479 ADSs of the original target award that did not vest. The closing price of AstraZeneca ADSs on 24 March 2006 was US$51.73. One ADS equals one Ordinary Share.

G H R Musker
Company Secretary
28 March 2006

Item 18

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 28 March 2006, it purchased for cancellation 500,000 ordinary shares of AstraZeneca PLC at a price of 2902 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,578,537,545.

G H R Musker
Company Secretary
29 March 2006

Item 19

Transaction by Persons Discharging Managerial Responsibilities
Disclosure Rules DR 3.1.2R

We hereby inform you that on 28 March 2006, Martin Nicklasson, Executive Vice-President, Global Marketing and Business Development, a person discharging managerial responsibilities, sold 273 AstraZeneca PLC USD0.25 Ordinary Shares at a price of 2914 pence per share.

G H R Musker
Company Secretary
29 March 2006

Item 20

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 29 March 2006, it purchased for cancellation 350,000 ordinary shares of AstraZeneca PLC at a price of 2910 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,578,623,700.

G H R Musker
Company Secretary
30 March 2006

Item 21

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 30 March 2006, it purchased for cancellation 300,000 ordinary shares of AstraZeneca PLC at a price of 2914 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,578,466,401.

G H R Musker
Company Secretary
31 March 2006